Exhibit 99.2


AROC INC.  ANNOUNCES  EXTENSION  OF  EXPIRATION  DATE OF CASH OFFER AT $0.06 PER
SHARE

HOUSTON, TX - June 26, 2001 - AROC Inc. (US OTC: AROC), today announced that it will extend the expiration date of its cash tender offer for all of its shares of common stock which was set to expire at midnight New York City time on June 26, 2001 or 10 business days following the date the revised Offer to Purchase is mailed to its stockholders, to 5:00 p.m. New York City time on the later of July 16, 2001 or 10 business days from the date the revised Offer to Purchase is mailed to its stockholders. The extension is required in order to address the decision by MPAC Energy, LLC, the holder of a majority of AROC's securities, to take the company private following the completion of the tender offer and to address comments received by AROC from the Securities and Exchange Commission
("SEC") to the previously filed tender offer documents. AROC will file amendments to the tender offer documents and mail additional materials to AROC stockholders as soon as possible to address the modifications to its tender offer.

AROC commenced its tender offer to purchase all outstanding shares of its common stock held by its stockholders on May 14, 2001 at a price of $0.06 per share, net in cash to the sellers. As of June 26, 2001, stockholders had tendered 17,134,590 shares of AROC common stock in connection with the tender offer. The AROC Board of Directors approved the tender. The Special Committee determined that the offer was fair to unaffiliated stockholders and recommended these stockholders accept the offer.

Stockholders of AROC should read the tender offer documents, as may be amended from time to time, filed as exhibits to our Schedule TO, which is on file with the SEC, as they contain important information about the tender offer. Investors can obtain these tender offer documents and other filed documents for free at the SEC's website at www.sec.gov.

AROC and its subsidiaries are independent companies whose principal activities are the exploration, development and production of oil and gas and the acquisition of producing oil and gas properties.


Note:  Transmitted on PR Newswire at 5:45 p.m., CDST on June 26, 2001.